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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
            (upon conversion of Series A Convertible Preferred Stock)
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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       DONALD NICHOLSON                               KATHRYN A. CAMPBELL, ESQ.
        SKYEPHARMA PLC                                   SULLIVAN & CROMWELL
        105 PICCADILLY                                    1 NEW FETTER LANE
   LONDON W1J 7NJ, ENGLAND                            LONDON EC4A 1AN, ENGLAND
       +44 20 7491 1777                                  +44 20 7959 8950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 24, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

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1.       Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         SkyePharma PLC/330387911
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2.       Check the Appropriate Box if a Member of a Group             (a)  [   ]
         (See Instructions)                                           (b)  [ X ]
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3.       SEC Use Only

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4.       SOURCE OF FUNDS (See Instructions)
         WC
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5.       Check  if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                     [   ]
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6.       Citizenship or Place of Organization
         England and Wales
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                            7.     Sole Voting Power
                                   0
                           -----------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   33,020,000 (1)(2)
    BENEFICIALLY OWNED     -----------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                8,220,000 (2)
                           -----------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,220,000 (1)(2)
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12.      Check  if the Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)                                                [ X ]
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13.      Percent of Class Represented by Amount in Row (11)
         18.0 (2)(3)
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14.      Type of Reporting Person (See Instructions)
         CO
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1     In order to facilitate the consummation of the transaction contemplated by the Purchase Agreement by and between Astralis Ltd. and SkyePharma PLC, dated as of December 10, 2001 (the "Purchase Agreement"), Astralis Ltd.
      and SkyePharma PLC entered into a Stockholders Agreement between SkyePharma PLC, Astralis Ltd. and the other parties listed therein, dated as of December 10, 2001 (the "Stockholders Agreement"), whereby each stockholder agreed to vote its shares of Common Stock and take all other actions necessary to elect the independent directors nominated by the Board of Directors (the "Board") and to elect the nominee nominated to the Board by SkyePharma. SkyePharma does not have the right to dispose (or direct the disposition of) any of the 24,800,000 shares of Common Stock owned by the other parties to the Stockholders Agreement. Accordingly, SkyePharma expressly disclaims beneficial ownership of all such shares.

2 SkyePharma is currently the beneficial owner of 200,000 shares of Common Stock, warrants exercisable for 20,000 shares of Common Stock and 1,750,000 shares of Series A Convertible Preferred Stock, and may acquire another 250,000 shares of Series A Convertible Preferred Stock pursuant to the Purchase Agreement. Accordingly, SkyePharma has beneficial ownership of 8,220,000 shares of Common Stock, assuming the exercise of the warrants, the purchase of the 250,000 additional shares of Series A Convertible Preferred Stock and the conversion of all shares of Series A Convertible Preferred Stock owned or to be purchased by SkyePharma into Common Stock at the current conversion rate of four to one.

3 Based on 37,538,179 shares of Common Stock outstanding on July 31, 2002, the conversion of 2,000,000 shares of Series A Convertible Preferred Stock into 8,000,000 shares of Common Stock and the exercise of SkyePharma's warrants for the purchase of 20,000 shares of Common Stock.

------------------------------------

         SkyePharma PLC, a company incorporated under the laws of England and Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D filed on December 19, 2001 and as amended by Amendment No. 1 to the Statement on Schedule 13D filed on January 31, 2002, Amendment No. 2 to the Statement on Schedule 13D filed on March 25, 2002, Amendment No. 3 to the Statement on Schedule 13D filed on May 3, 2002 and Amendment No. 4 to the Statement on Schedule 13D filed on August 2, 2002 with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Astralis Ltd., a Delaware corporation (the "Issuer"), the Common Stock which is issuable upon conversion of the Series A Convertible Preferred Stock, par value $0.001 per share (the "Convertible Preferred Stock") held by SkyePharma and the Common Stock which is issuable upon exercise of the warrants held by SkyePharma.

Item 4. Purpose of the Transaction.
        ---------------------------

         Based on its assessment of the recent financial and operating performance of the Issuer and the current price of the Common Stock of the Issuer, SkyePharma is reviewing its investment in the Issuer and may, subject to

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applicable securities and other laws, market conditions and its assessment of the business prospects of the Issuer, convert its existing shares of Series A Convertible Preferred Stock into Common Stock, and/or acquire additional shares of Common Stock of the Issuer, and/or seek to increase its representation in, and/or exercise control or influence over, the management of the Issuer and/or its Board of Directors, in each case as it determines in its sole discretion. SkyePharma has not determined whether it will convert and/or acquire additional shares of the Issuer or fixed any number of shares of Common Stock it might seek to acquire or any amount of money it may be willing to invest in the Issuer.

         SkyePharma is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide not to purchase any additional shares or to dispose of any or all of the shares of Common Stock, Series A Convertible Preferred Stock or Warrants currently owned by it.


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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2002

                                            SKYEPHARMA PLC



                                            By:  /s/ Donald Nicholson
                                                -------------------------------
                                                Donald Nicholson
                                                Chief Financial Officer